SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 09/14

Copel negotiates interest in a Wind Farm Complex

            Companhia Paranaense de Energia - Copel, pursuant to CVM Rule 358/2002, informs its shareholders and the Market that negotiated with Voltalia Energia do Brasil Ltda. (Voltalia), the acquisition of a 49% interest in the São Miguel do Gostoso Wind Farm Complex, in the state of Rio Grande do Norte (Brazil).

The São Miguel do Gostoso Wind Farm Complex, already under development, is composed of four wind farms, whose energy was sold in the 4th Reserve Energy Auction in 20-year agreements with supply beginning in April 2015.

	Installed	Assured Power			CAPEX³		Wind farm	Expiration of
Wind Farm	Capacity¹		Price²	Start up		Stake (%)
	(MW)	(Average MW)			(R$ million)		location	Authorization
4th LER[4] 2011
Carnaúbas	27,0	13,1	98,92	Apr/15	127,09
Reduto	27,0	14,4			128,92	49% COPEL	São Miguel do
Santo Cristo	27,0	15,3			128,92	51% Voltalia	Gostoso (RN)
São João	27,0	14,3			128,92
Total	108,0	57,1	98,9		513,9

¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower s equipment, respecting the volume of energy sold.
² Historical price. Value will be adjusted by the IPCA.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
4 LER - Leilão de Energia de Reserva

The aerogenerators will be supplied by Acciona Windpower, the electrical structures by Alstom Grid, and the civil construction will be executed by DoisA, a company headquartered in Natal (RN), specialized in the wind power market in the state of Rio Grande do Norte.

            The effective conclusion of the deal will depend on the approval by Copel’s Board of Directors and the Brazilian Antitrust Authority (CADE), among other normal preceding conditions.

Curitiba, Brazil, June 05, 2014.

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 5, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.